March 30, 2011

Ms. Alison White
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

RE: Principal Life Insurance Company Separate Account B (the “Registrant”)
Principal Life Insurance Company (the “Company”)
Initial Registration Statement on Form N-4
File Nos. 333-171650 and 811-2091

Dear Ms. White:

This letter is in response to the Staff’s comments you provided in writing on February 22,
2011, regarding the above-referenced Registrant’s Initial Registration Statement on Form
N-4 as filed on January 11, 2011 pursuant to Rule 485(a) for the Principal Lifetime Income
SolutionsSM Contract (the “Contract”). On March 29, 2011, Registrant filed a pre-effective amendment to the Initial Registration Statement on Form N-4/A for the Contract.

In order to facilitate the Staff’s review of Registrant’s responses, each of the Staff’s comments (in italics) is set forth below in chronological order immediately followed by
Registrant’s response.

Registrant is enclosing a courtesy copy of the amended registration statement marked to show revisions made in response to the Staff’s comments (the “Marked Courtesy Copy”).
To assist the Staff in its review, the responses reference page numbers of the Marked
Courtesy Copy. Registrant is also enclosing a clean courtesy copy of the amended registration statement (the “Clean Courtesy Copy”).

RESPONSES TO STAFF COMMENTS

COMMENT 1. General

a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class
identifier associated with the contract.

RESPONSE: Registrant confirms that this is a correct statement.

b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy (other than
reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

RESPONSE: The Company will be solely responsible for paying out on any guarantees associated with the Contract.

c. Please include additional prospectus disclosure describing the relationship between the GMWB and the claims paying ability of the company and its general account.

RESPONSE: Registrant included the following disclosure on page 1 of the Marked Courtesy Copy: “Guarantees are based on the claims-paying ability of Principal Life Insurance Company and its General Account.”

COMMENT 2:	Table of Contents, pages 2 - 3

Please include page numbers in the Table of Contents. See Rule 481(c)
of the Securities Act of 1933.

RESPONSE: The page numbers are included in the Table of Contents in the amended registration statement, as shown in the Marked Courtesy
Copy. In addition, Registrant wants to point out that in the Initial
Registration Statement filed in January, the Table of Contents contained subheadings “Waiver of Surrender Charge (Rider)” and “Guaranteed
Minimum Withdrawal Benefit (GMWB)” under both bold headings “the
Contract” and “Rider Benefits”. This was a mistake. In the Marked
Courtesy Copy, these two subheadings are now only under the “Rider
Benefits” heading.

COMMENT 3.	Summary – GMWB, page 9

a. Please emphasize here and in the fee table that the contract cannot be purchased without the GMWB, and that the rider may not be terminated for 5 contract years after the effective date.

RESPONSE: Registrant added this language in the fee table and in the
GMWB subsection on pages 8 and 11 of the Marked Courtesy Copy.

b. Please state here, as you do on page 27, that “[i]f you take withdrawals in an amount that exceeds an available withdrawal benefit payment (excess withdrawal), you will shorten the life of the rider, lower the withdrawal benefit payments and/or cause the rider to terminate for lack of value unless you make additional premium payments or a GMWB Step-Up is applied.”

RESPONSE: Registrant added this language as shown on page 11 of the Marked Courtesy Copy.

COMMENT 4:	Summary – Surrenders, page 9

Please define the capitalized term “Free Surrender Privilege.”

RESPONSE: Registrant made the term lower case, but defined the term in a note at the end of the subsection for “Surrenders” on page 11 of the
Marked Courtesy Copy.

COMMENT 5:	The Underlying Funds, page 11

Please include the disclosure under “GMWB Investment Options
Underlying Funds” on page 55 in this section.

RESPONSE: Registrant included this disclosure as shown on page 14 of the Marked Courtesy Copy.

COMMENT 6:	Automatic Portfolio Rebalancing (APR) and Telephone and Internet
Services, pages 15-16

Given that APR is not available under the contract, please remove the disclosure.

RESPONSE: Registrant modified the disclosure to clarify that APR is available only if the GMWB rider is terminated as shown on page 18 of the Marked Courtesy Copy. Note the GMWB rider may be terminated for a spousal continuation and other events listed in the termination section.

COMMENT 7:	Annuity Benefit Payment Options, pages 20-22

For clarity, please change “fixed income option” to “fixed period income option” at the top of page 21.

RESPONSE: Registrant made this change as shown on page 24 of the
Marked Courtesy Copy.

COMMENT 8:	Special Provisions for Group or Sponsored Arrangements, page 25

Please provide authority for reducing asset-based charges (vs. sales charges) under the contract for certain group or sponsored
arrangements.

RESPONSE: In a review of other registrants’ filings, we found this type of provision as fairly common and did not find any authority prohibiting the offering of variable annuities in a group or sponsored arrangement.
Note that Registrant has never utilized this provision and may not in the future. Prior to offering any such arrangement, Registrant will conduct a comprehensive review of all applicable regulatory requirements and state law to determine that any proposed arrangement is compliant with applicable requirements. This is why the subsection on page 28 of the
Marked Courtesy Copy begins with the language “Where permitted by state law”. The disclosure further provides that the reductions would be based on the reduced sales efforts and administration costs with these group arrangements and that modifications will not unfairly discriminate.

COMMENT 9:	GMWB Rider Restrictions/Limitations, page 27

Considering that there are only 2 investment options under the contract and that both are available under the rider (though not jointly), your statement that “[t[his rider restricts your Contract investment options to the more limited options” is somewhat inaccurate. Please revise here on pages 28 and 54.

RESPONSE: Registrant modified this language as shown on pages 30,
31, and 57 of the Marked Courtesy Copy.

COMMENT 10:Fixed Account, pages 40-42

Please disclose the minimum amount of interest that you will credit to the
Fixed Account.

RESPONSE: Registrant follows regulations promulgated by the
National Association of Insurance Commissioners (NAIC). Registrant
added the following language, along with small edits to the subsequent paragraphs on page 44 of the Marked Courtesy Copy:

The guaranteed minimum interest rate (“GMIR”) is determined by a formula, with general parameters established by state law. The
GMIR will never be less than one percent and no greater than three percent. The GMIR is set at Contract issue and will not change for the life of the Contract.

COMMENT 11:Financial Statements, Exhibits, and Other Information

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE: Registrant filed all exhibits and other required disclosure in its pre-effective amendment to the registration statement and as shown in the Marked Courtesy Copy, with the exception of the financial statements. Since Registrant does not yet have available 2010 financial numbers for either Separate Account B or the two underlying funds available under the Contract, Registrant will file another pre-effective amendment to the Registration Statement with these financial numbers in early April 2011.

COMMENT 12:Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.
Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE: Registrant acknowledges its responsibility regarding the accuracy and adequacy of the disclosures it is making.

* * *

Registrant also made revisions to footnote 1 on page 1 and the section “Right to Examine the Contract (free look)” on page 16 of the Marked Courtesy Copy. These revisions are clarification for California customers.

Registrant acknowledges that the adequacy and accuracy of the disclosure in the
Registration Statement is its responsibility. Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the
Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. Registrant represents to the Commission that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After resolution of all issues regarding Staff’s comments, Registrant and its underwriter will request acceleration of the effective date of the Registration Statement.

Please contact me at (515) 362-2384 with any questions or comments concerning this filing. Thank you for your time and consideration.

Sincerely,

/s/ Jeffrey M. Pierick

Jeffrey M. Pierick
Counsel
711 High Street
Des Moines, Iowa 503092-0300
(515) 362-2384 (office)
(866) 496-6527 (facsimile)
pierick.jeff@principal.com

JMP/kcr

Enclosure